EXHIBIT 99.1

ZJK Industrial Co., Ltd. Announces Partial Exercise of Over-Allotment Option

Shenzhen, China, Oct. 30, 2024 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (Nasdaq: ZJK) (the “Company”), a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products for new energy vehicles and intelligent electronic equipment, today announced that the underwriters of its initial public offering (the “Offering”) have partially exercised their over-allotment option to purchase an additional 131,249 ordinary shares at the public offering price of US$5.00 per share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,381,249 ordinary shares for gross proceeds of approximately US$6.91 million, before deducting underwriter discounts and other related expenses. The option closing date was October 30, 2024. The ordinary shares began trading on The Nasdaq Capital Market on September 30, 2024, under the ticker symbol “ZJK.”

Net proceeds from the Offering will be used for (i) expanding the Company’s manufacturing facilities, (ii) expanding sales network in North America, (iii) potential acquisitions of, or investment in, businesses in the field of fasteners, and (iv) general corporate purposes and working capital, including potential strategic investments and acquisitions.

The Offering was conducted on a firm commitment basis. Cathay Securities, Inc., acting as the representative of the underwriters, Revere Securities LLC and Dominari Securities LLC were the underwriters (collectively, the “Underwriters”) for the Offering. Robinson & Cole LLP acted as the U.S. counsel to the Company, and VCL Law LLP acted as the U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-280371), as amended, and was declared effective by the SEC on September 27, 2024. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Cathay Securities, Inc. by email at service@cathaysecurities.com, by standard mail to Cathay Securities, Inc., 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems and liquid cooling systems used in artificial intelligence supercomputers. With about twelve-year involvement in precision metal parts manufacturing industry, the Company has owned a professional team, a series of highly automated and precise manufacturing equipment, stable and strong customer group, and complete quality management systems. It mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning and Computer Numerical Control (CNC) machining parts, Surface Mounting Technology for miniature parts packaging; and technology service for research and development from professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement and the registration statement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:
ZJK Industrial Co., Ltd.
Phone: +86-0755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com